                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1995

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________________ to ____________________

Commission file number 1-9513









                    EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS POWER COMPANY
                            212 West Michigan Avenue
                             Jackson, Michigan 49201
              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)














                            CMS ENERGY CORPORATION
                       Fairlane Plaza South, Suite 1100
                            330 Town Center Drive
                           Dearborn, Michigan 48126
                    (Name of Issuer of the Securities held
                     pursuant to the Plan and the address
                      of its principal executive office)











                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY





        FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995, 1994 AND 1993
                      TOGETHER WITH AUDITORS' REPORT

                            ARTHUR ANDERSEN LLP


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Savings & Incentive Plan of Consumers Power Company:

We have audited the accompanying statements of financial position of the EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS POWER COMPANY (the "Plan") as of December 31, 1995, 1994 and 1993, and the related statements of changes in members' equity for each of the three years in the period ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1995, 1994 and 1993, and the changes in its members' equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Detroit, Michigan,
May 24, 1996.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                            INDEX TO FINANCIAL
                         STATEMENTS AND SCHEDULES



STATEMENTS OF CHANGES IN MEMBERS' EQUITY FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995

STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 1995, 1994 AND 1993

NOTES TO FINANCIAL STATEMENTS

SCHEDULE I  - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
              DECEMBER 31, 1995

SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1995

EXHIBIT A   - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


Schedules relating to (1) assets acquired and disposed, (2) prohibited transactions involving Plan assets and a party known to be a party-in-interest, (3) loans by the Plan or fixed-income obligations due the Plan in default or classified as uncollectible, and (4) leases to which the Plan was a party in default or classified as uncollectible for the year ended December 31, 1995, are omitted as not applicable.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                             (Continued on Following Page)


                                                            For the Year Ended December 31, 1995
                                               Total             Fund A             Fund B              Fund C
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                      $278,895,087       $87,616,045       $ 64,543,489        $110,588,248
                                           -------------      ------------      -------------       -------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                                 34,525,422        12,475,089         15,387,333           3,265,244
  Employers' contributions
    (Note 1)                                 17,499,632                 -                 -           17,499,632
  Reallocation of Members'
    contributions (Note 1)                            -        (2,847,126)        (1,826,916)         (7,155,652)
  Interfund transfers                                 -        (1,583,281)           (68,487)         (1,151,219)
                                           -------------      ------------      -------------       -------------
                                             52,025,054         8,044,682         13,491,930          12,458,005
                                           -------------      ------------      -------------       -------------
  Investment income                          12,147,348         5,681,022          2,109,719           4,338,195
  Other income                                        -                 -                 -                    -
  Income from short-term
    investments                               1,763,728           443,781            115,202              54,142
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                  7,572,294                 -          7,150,555              18,576
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)                  52,276,848           159,946         16,181,758          34,627,256
                                           -------------      ------------      -------------       -------------
                                             73,760,218         6,284,749         25,557,234          39,038,169
                                           -------------      ------------      -------------       -------------
  Distribution to Members                   (11,689,601)       (4,127,950)        (2,970,595)         (4,376,502)
                                           -------------      ------------      -------------       -------------
  Net change during period                  114,095,671        10,201,481         36,078,569          47,119,672
                                           -------------      ------------      -------------       -------------
MEMBERS' EQUITY -
  END OF PERIOD                            $392,990,758       $97,817,526       $100,622,058        $157,707,920
                                           =============      ============      =============       =============
  Number of units                                               8,826,534          5,941,832          26,373,553
                                                              ============      =============       =============
  Value per unit                                                 $11.0822           $16.9345             $5.7191
                                                              ============      =============       =============


The accompanying notes are an integral part of these statements.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                            (Continued from Preceding Page)


                                                            For the Year Ended December 31, 1995
                                               Fund D            Fund E             Fund F              Fund G
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                      $16,147,305        $         -       $          -        $          -
                                           -------------      ------------      -------------       -------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                                   189,603          1,841,146          1,266,831             100,176
  Employers' contributions
    (Note 1)                                         -                  -                  -                   -
  Reallocation of Members'
    contributions (Note 1)                           -          6,618,912          3,807,805           1,402,977
  Interfund transfers                        2,464,629            161,329            160,438              16,591
                                           -------------      ------------      -------------       -------------
                                             2,654,232          8,621,387          5,235,074           1,519,744
                                           -------------      ------------      -------------       -------------
  Investment income                                  -                  -              1,668              16,744
  Other income                                       -                  -                  -                   -
  Income from short-term
    investments                              1,132,930              9,154              7,780                 739
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                         -            403,163                  -                   -
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)                          -            856,566            400,992              50,330
                                           -------------      ------------      -------------       -------------
                                             1,132,930          1,268,883            410,440              67,813
                                           -------------      ------------      -------------       -------------
  Distribution to Members                            -           (133,139)           (81,386)                (29)
                                           -------------      ------------      -------------       -------------
  Net change during period                   3,787,162          9,757,131          5,564,128           1,587,528
                                           -------------      ------------      -------------       -------------
MEMBERS' EQUITY -
  END OF PERIOD                            $19,934,467        $ 9,757,131       $  5,564,128        $  1,587,528
                                           ============       ============      =============       =============
  Number of units                                               7,556,543          4,854,040           1,515,197
                                                              ============      =============       =============
  Value per unit                                                  $1.2912            $1.1463             $1.0477
                                                              ============      =============       =============


The accompanying notes are an integral part of these statements.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY
                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY



                                                          For the Year Ended December 31, 1994
                                           Total          Fund A         Fund B          Fund C         Fund D
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                  $239,822,886    $76,631,260    $50,130,198    $ 99,954,547    $13,106,881
                                       -------------   ------------   ------------   -------------   ------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                             28,918,320     11,448,099     14,037,853       3,432,368              -
  Employers' contributions
    (Note 1)                             16,911,526              -              -      16,911,526              -
  Reallocation of Members'
    contributions (Note 1)                        -     (1,591,750)     2,846,568      (1,254,818)             -
  Interfund transfers                             -       (474,195)      (372,307)     (1,380,929)     2,227,431
                                       -------------   ------------   ------------   -------------   ------------
                                         45,829,846      9,382,154     16,512,114      17,708,147      2,227,431
                                       -------------   ------------   ------------   -------------   ------------
  Investment income                       9,183,935      4,291,096      1,651,539       3,241,300              -
  Other income                                    -              -              -               -              -
  Income from short-term
    investments                           3,085,920      2,180,754         63,482          28,691        812,993
  Gain (loss) on securities
    sold or distributed
    (Note 2)                             (1,735,518)    (1,018,793)      (707,902)         (8,823)             -
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)             (10,625,375)    (1,210,690)    (1,454,395)     (7,960,290)             -
                                       -------------   ------------   ------------   -------------   ------------
                                            (91,038)     4,242,367       (447,276)     (4,699,122)       812,993
                                       -------------   ------------   ------------   -------------   ------------
  Distribution to Members                (6,666,607)    (2,639,736)    (1,651,547)     (2,375,324)             -
                                       -------------   ------------   ------------   -------------   ------------
  Net change during period               39,072,201     10,984,785     14,413,291      10,633,701      3,040,424
                                       -------------   ------------   ------------   -------------   ------------
MEMBERS' EQUITY -
  END OF PERIOD                        $278,895,087    $87,616,045    $64,543,489    $110,588,248    $16,147,305
                                       =============   ============   ============   =============   ============
  Number of units                                        8,451,925      5,262,058      24,682,320
                                                       ============   ============   =============
  Value per unit                                          $10.3665       $12.2662         $4.2232
                                                       ============   ============   =============


The accompanying notes are an integral part of these statements.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY



                                                          For the Year Ended December 31, 1993
                                           Total          Fund A         Fund B          Fund C         Fund D
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                  $167,732,188    $64,292,737    $32,499,584    $ 60,390,016    $10,549,851
                                       -------------   ------------   ------------   -------------   ------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                             24,638,312     10,868,155     10,410,074       3,360,083              -
  Employers' contributions
    (Note 1)                             15,758,815              -              -      15,758,815              -
  Reallocation of Members'
    contributions (Note 1)                        -       (271,158)     2,870,200      (2,599,042)             -
  Interfund transfers                             -       (694,856)      (491,270)       (628,431)     1,814,557
                                       -------------   ------------   ------------   -------------   ------------
                                         40,397,127      9,902,141     12,789,004      15,891,425      1,814,557
                                       -------------   ------------   ------------   -------------   ------------
  Investment income                       7,512,964      4,355,504      1,073,880       2,083,580              -
  Other income                              981,297              -         55,794         183,030        742,473
  Income from short-term
    investments                              98,121         20,527         51,050          26,544              -
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                553,197        228,621        304,418          20,158              -
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)              27,018,927        (22,848)     4,157,091      22,884,684              -
                                       -------------   ------------   ------------   -------------   ------------
                                         36,164,506      4,581,804      5,642,233      25,197,996        742,473
                                       -------------   ------------   ------------   -------------   ------------
  Distribution to Members                (4,470,935)    (2,145,422)      (800,623)     (1,524,890)             -
                                       -------------   ------------   ------------   -------------   ------------
  Net change during period               72,090,698     12,338,523     17,630,614      39,564,531      2,557,030
                                       -------------   ------------   ------------   -------------   ------------
MEMBERS' EQUITY -
  END OF PERIOD                        $239,822,886    $76,631,260    $50,130,198    $ 99,954,547    $13,106,881
                                       =============   ============   ============   =============   ============
  Number of units                                        7,787,800      4,052,070      20,866,818
                                                       ============   ============   =============
  Value per unit                                           $9.8399       $12.3715         $4.4720
                                                       ============   ============   =============


The accompanying notes are an integral part of these statements.


                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                           STATEMENTS OF FINANCIAL POSITION
                                             (Continued on Following Page)


                                                                      December 31, 1995
                                               Total              Fund A             Fund B             Fund C
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                             $ 91,039,865       $91,039,865        $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $80,208,320
      in 1995, $58,653,926 in
      1994 and $42,235,532
      in 1993)                               98,930,128                 -          98,930,128                  -
    Common stock of CMS Energy
      (cost $100,690,825 in
      1995, $87,356,586 in
      1994 and $68,513,568 in
      1993)                                 151,155,132                 -                   -        151,155,132
    Loans to Members (at cost
      which approximates
      market)                                19,890,760                 -                   -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $8,353,163
      in 1995)                                9,209,756                 -                   -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $4,426,633 in 1995)               4,829,629                 -                   -                  -
    Class G Common Stock of CMS
      Energy (cost $1,446,458
      in 1995)                                1,496,788                 -                   -                  -
    Short-term investments (at
      cost which approximates
      market)                                 7,432,526         6,582,026             313,049            110,085
                                           -------------      ------------       -------------      -------------
    Total Investments                       383,984,584        97,621,891          99,243,177        151,265,217
                                           -------------      ------------       -------------      -------------
  Other Assets -
    Current receivables from
      Employers                               7,505,091                 -                   -          7,505,091
    Current receivables from
      Members                                 3,094,557         1,090,548           1,429,891           (350,560)
    Interest and dividends
      receivable                                398,370            38,138             251,374              2,623
                                           -------------      ------------       -------------      -------------
    Total Other Assets                       10,998,018         1,128,686           1,681,265          7,157,154
                                           -------------      ------------       -------------      -------------
      Total Assets                          394,982,602        98,750,577         100,924,442        158,422,371
                                           -------------      ------------       -------------      -------------

LIABILITIES:
  Interfund balances, net                             -            (5,899)             75,163            (67,236)
  Amounts payable to Members                 (1,991,844)         (927,152)           (377,547)          (647,215)
                                           -------------      ------------       -------------      -------------
      Total Liabilities                      (1,991,844)         (933,051)           (302,384)          (714,451)
                                           -------------      ------------       -------------      -------------
MEMBERS' EQUITY                            $392,990,758       $97,817,526        $100,622,058       $157,707,920
                                           =============      ============       =============      =============


The accompanying notes are an integral part of these statements.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                           STATEMENTS OF FINANCIAL POSITION
                                            (Continued from Preceding Page)


                                                                      December 31, 1995
                                              Fund D              Fund E             Fund F             Fund G
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                             $          -       $          -       $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $80,208,320
      in 1995, $58,653,926 in
      1994 and $42,235,532
      in 1993)                                        -                  -                  -                  -
    Common stock of CMS Energy
      (cost $100,690,825 in
      1995, $87,356,586 in
      1994 and $68,513,568 in
      1993)                                           -                  -                  -                  -
    Loans to Members (at cost
      which approximates
      market)                                19,890,760                  -                  -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $8,353,163
      in 1995)                                        -          9,209,756                  -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $4,426,633 in 1995)                       -                  -          4,829,629                  -
    Class G Common Stock of CMS
      Energy (cost $1,446,458
      in 1995)                                        -                  -                  -          1,496,788
    Short-term investments (at
      cost which approximates
      market)                                         -             45,902            380,695                769
                                           -------------      -------------      -------------      -------------
    Total Investments                        19,890,760          9,255,658          5,210,324          1,497,557
                                           -------------      -------------      -------------      -------------
  Other Assets -
    Current receivables from
      Employers                                       -                  -                  -                  -
    Current receivables from
      Members                                         -            494,320            347,365             82,993
    Interest and dividends
      receivable                                104,878                803                441                113
                                           -------------      -------------      -------------      -------------
    Total Other Assets                          104,878            495,123            347,806             83,106
                                           -------------      -------------      -------------      -------------
      Total Assets                           19,995,638          9,750,781          5,558,130          1,580,663
                                           -------------      -------------      -------------      -------------

LIABILITIES:
  Interfund balances, net                       (61,171)            33,664             18,614              6,865
  Amounts payable to Members                          -            (27,314)           (12,616)                 -
                                           -------------      -------------      -------------      -------------
      Total Liabilities                         (61,171)             6,350              5,998              6,865
                                           -------------      -------------      -------------      -------------
MEMBERS' EQUITY                            $ 19,934,467       $  9,757,131       $  5,564,128       $  1,587,528
                                           =============      =============      =============      =============


The accompanying notes are an integral part of these statements.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                           STATEMENTS OF FINANCIAL POSITION



                                                                    December 31, 1994
                                           Total          Fund A         Fund B          Fund C         Fund D
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                         $ 76,170,714    $76,170,714    $         -    $          -    $         -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $80,208,320
      in 1995, $58,653,926 in
      1994 and $42,235,532
      in 1993)                           61,196,105              -     61,196,105               -              -
    Common stock of CMS Energy
      (cost $100,690,825 in
      1995, $87,356,586 in
      1994 and $68,513,568 in
      1993)                             103,200,174              -              -     103,200,174              -
    Loans to Members (at cost
      which approximates
      market)                            16,082,470              -              -               -     16,082,470
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $8,353,163
      in 1995)                                    -              -              -               -              -
    Smith Barney International
      Equity Collective Trust
      (cost $4,426,633 in 1995)                   -              -              -               -               -
    Class G Common Stock of CMS
      Energy (cost $1,446,458
      in 1995)                                    -              -              -               -               -
    Short-term investments (at
      cost which approximates
      market)                            12,547,495     10,105,271      1,713,540         728,684              -
                                       -------------   ------------   ------------   -------------   ------------
    Total Investments                   269,196,958     86,275,985     62,909,645     103,928,858     16,082,470
                                       -------------   ------------   ------------   -------------   ------------
  Other Assets -
    Current receivables from
      Employers                           6,322,606              -              -       6,322,606              -
    Current receivables from
      Members                             3,383,307      1,373,060      1,455,996         554,251              -
    Interest and dividends
      receivable                            337,539         46,745        212,021           3,435         75,338
                                       -------------   ------------   ------------   -------------   ------------
    Total Other Assets                   10,043,452      1,419,805      1,668,017       6,880,292         75,338
                                       -------------   ------------   ------------   -------------   ------------
      Total Assets                      279,240,410     87,695,790     64,577,662     110,809,150     16,157,808
                                       -------------   ------------   ------------   -------------   ------------

LIABILITIES:
  Interfund balances, net                         -         42,799         67,863        (100,159)       (10,503)
  Amounts payable to Members               (345,323)      (122,544)      (102,036)       (120,743)             -
                                       -------------   ------------   ------------   -------------   ------------
      Total Liabilities                    (345,323)       (79,745)       (34,173)       (220,902)       (10,503)
                                       -------------   ------------   ------------   -------------   ------------
MEMBERS' EQUITY                        $278,895,087    $87,616,045    $64,543,489    $110,588,248    $16,147,305
                                       =============   ============   ============   =============   ============


The accompanying notes are an integral part of these statements.


                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                           STATEMENTS OF FINANCIAL POSITION



                                                                    December 31, 1993
                                           Total          Fund A         Fund B          Fund C         Fund D
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                         $ 50,750,975    $50,750,975    $         -    $          -    $         -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $80,208,320
      in 1995, $58,653,926 in
      1994 and $42,235,532
      in 1993)                           48,725,159              -     48,725,159               -              -
    Common stock of CMS Energy
      (cost $100,690,825 in
      1995, $87,356,586 in
      1994 $68,513,568 in
      1993)                              92,255,809              -              -      92,255,809              -
    Loans to Members (at cost
      which approximates
      market)                            13,210,169              -              -               -     13,210,169
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $8,353,163
      in 1995)                                    -              -              -               -               -
    Smith Barney International
      Equity Collective Trust
      (cost $4,426,633 in 1995)                   -              -              -               -               -
    Class G Common Stock of CMS
      Energy (cost $1,446,458
      in 1995)                                    -              -              -               -               -
    Short-term investments (at
      cost which approximates
      market)                            25,324,015     24,923,038        262,773         138,204              -
                                       -------------   ------------   ------------   -------------   ------------
    Total Investments                   230,266,127     75,674,013     48,987,932      92,394,013     13,210,169
                                       -------------   ------------   ------------   -------------   ------------
  Other Assets -
    Current receivables from
      Employers                           7,498,137              -              -       7,498,137              -
    Current receivables from
      Members                             2,355,777        996,846      1,179,566         179,365              -
    Interest and dividends
      receivable                            315,796        127,084        121,683           1,393         65,636
                                       -------------   ------------   ------------   -------------   ------------
    Total Other Assets                   10,169,710      1,123,930      1,301,249       7,678,895         65,636
                                       -------------   ------------   ------------   -------------   ------------
      Total Assets                      240,435,837     76,797,943     50,289,181     100,072,908     13,275,805
                                       -------------   ------------   ------------   -------------   ------------

LIABILITIES:
  Interfund balances, net                         -         69,006         40,317          59,601       (168,924)
  Amounts payable to Members               (612,951)      (235,689)      (199,300)       (177,962)             -
                                       -------------   ------------   ------------   -------------   ------------
      Total Liabilities                    (612,951)      (166,683)      (158,983)       (118,361)      (168,924)
                                       -------------   ------------   ------------   -------------   ------------
MEMBERS' EQUITY                        $239,822,886    $76,631,260    $50,130,198    $ 99,954,547    $13,106,881
                                       =============   ============   ============   =============   ============


The accompanying notes are an integral part of these statements.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

General

The Employees' Savings & Incentive Plan of Consumers Power Company (the "Plan") is an employee benefit plan in which participant contributions are supplemented by contributions from the Company/Employer (Consumers Power Company, its wholly owned subsidiaries, NOMECO, and other CMS Energy companies). Messrs. S. K. Smith, Jr., Vice Chairman of Consumers Power Company and T. A. McNish, Vice-President, Secretary and Assistant Treasurer of Consumers Power Company, are Plan Administrators. The information provided below is only a summary of the Plan's provisions. Reference should be made to the Plan documents for more complete information.

Trustee

The Plan's funds are held in trust for the benefit of members covered by the Plan under the Trust Agreement with NBD Bank (the "Trustee").

Eligibility

To be eligible to participate in the Plan, an employee must be a regular employee.

Contributions

Each employee electing to participate in the Plan ("Member") contributes by payroll deductions not less than 1% nor more than 16% of his compensation. Each Member may change the amount of his contributions at any time by giving his Employer advance notice in writing. The change will be effective as soon as feasible. A Member may discontinue contributions as of any pay date upon notice to his Employer. However, if he discontinues contributions without simultaneously making an election for Elective Employer Contributions, he may not resume making contributions for three months.

A Member can choose an "Elective Employer Contribution" option, which allows the Member to reduce his salary by as much as 12% and have this amount contributed by the Employer to the Plan. If a Member's regular annual salary is equal to or more than $60,535 (may be adjusted for inflation), the most that can be contributed by the Employer on behalf of the Member to the Plan is 9%. Members' earnings related to such contributions are not currently taxable.

Each Employer contributes a Matching Employer Contribution equal to 50% of certain contributions by each of its participating employees. Such Employer contributions are limited to not more than 3% of each Member's compensation. The contributions of Members and the Employers are transferred monthly to the Trustee.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(1)  PLAN DESCRIPTION (Continued)

Each Employer may contribute an Incentive Contribution which is determined at the end of each year based on (1) earnings and (2) comparison of the Company's gas and electric rates with those of other major investor-owned utilities. The overall goal will be based 70% on earnings and 30% on energy rates.

The Incentive Contribution will be based on the Member's net Elective Employer and Participant Contributions of up to 6% of each Member's compensation.

The Plan Administrators may exclude Incentive Contributions to the accounts of certain officers of Employers.

Matching Employer and Incentive Contributions vest as follows: 10% for each of the first four years of service with the Employer, and 20% for each of the next three years of service. Member contributions are fully vested.

Member Loans

Members may borrow from the Plan up to 50% of their account balance, not exceeding $50,000, including the vested portion of the Matching Employer Contributions, for extraordinary or emergency needs as defined in the Plan and at the discretion of the Plan Administrators. The loans to Members are recorded in Fund D.

Plan-Related Expenses

The Company pays expenses relating to the administration of the Plan. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost.

Fund Investments

              Fund A - The investments in this fund consist of guaranteed investment contracts with the Allstate Life Insurance Company, Chicago, Illinois; New York Life Insurance Company, New York, New York; Principal Mutual Life Insurance Co, Des Moines, Iowa; Provident National Assurance Company, Chattanooga, Tennessee; and Prudential Asset Management Company, Chicago, Illinois; temporary investments with the PIMCO Low Duration Fund, and cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(1)  PLAN DESCRIPTION (Continued)

              Fund B - The investments in this fund may consist of common stocks and securities convertible into common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Independence Investment Associates, Inc., Boston, Massachusetts, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

              Fund C - The investments in this fund may consist of common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund, shall not exceed 10% of the outstanding voting shares of CMS Energy Corporation. Employers' contributions must be invested in this fund.

              Fund D - The investments in this fund consist of the promissory notes of Plan Members.

              Fund E - The investments in this fund may consist of mid-cap growth-oriented common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Nicholas-Applegate Capital Management, San Diego, California, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

              Fund F - The investments in this fund may consist of international common stock selected by the Investment Manager, Smith Barney Capital Management, New York, New York, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(1)  PLAN DESCRIPTION (Continued)

              Fund G - The investments in this fund may consist of Class G common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund shall not exceed 10% of the outstanding Class G voting shares of CMS Energy Corporation.

Reallocations

All or part of a Member's past contributions which are in the Member's account on a Valuation Date may be reallocated among Fund A, Fund B, Fund C, Fund E, Fund F or Fund G on a Valuation Date by giving his employer advance notice in writing of such change. Any such reallocations of contributions will be done on the basis of the value of the contributions on such Valuation Date.

Forfeitures

The Plan provides that Members who receive a distribution, under certain conditions, forfeit all or a portion of the value of any Matching Employer and Incentive units credited to their accounts. Such amounts forfeited totalled $124,000 in 1995 and are treated as a reduction of the Employers' contribution liability.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the accrual basis of accounting. Investments, other than short-term, in Funds B, C, E, F and G are stated at current market value. Market value for most Fund B, C, E, F and G common stock is defined as the closing price of such stock as shown in a composite report of one or more generally recognized exchanges, including the New York Stock Exchange. There are also some securities which are traded in the over-the-counter ("OTC") market. OTC issues are priced at the bid price or "last" price furnished by the NASDAQ National Market. Short-term investments held in Funds A, B, C, E, F and G are stated at cost which approximates market.

Amounts relating to gain (loss) on securities sold or distributed and change in unrealized appreciation (depreciation) as reported in the statement of changes in members' equity for the years ended December 31, 1995, 1994 and 1993 have been presented in conformity with the Department of Labor reporting requirements. Department of Labor rules require that realized gains (losses) and unrealized appreciation (depreciation) be based on the market value of the assets at the beginning of the Plan year or at the time of purchase during the year.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN

The last determination letter received by the Company from the Internal Revenue Service was dated August 2, 1991. The determination letter states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") of 1954 as amended by the "Employee Retirement Income Security Act of 1974" ("ERISA") and is exempt from taxation under Section 501(a) of the Code. The Plan was amended subsequent to the date of the latest determination letter. However, in the opinion of the Plan Administrator, the Plan continues to meet the Internal Revenue Code requirements for tax-exempt status. Under existing Federal income tax laws, (a) the Company is entitled to deduct its contributions to the Plan in computing its Federal income tax; (b) the income of the trust funds accumulated under the Plan is exempt from Federal income tax; and (c) Members are not subject to tax on amounts contributed by the Company for their benefit until such time as such amounts are distributed to them, at which time they are taxable as ordinary income.

(4)  PLAN TERMINATION

The Employers expect the Plan to be permanent, but since future conditions affecting the Plan cannot be anticipated or foreseen, the Employers reserve the right, by action of the Board of Directors of Consumers Power Company, to terminate or amend the Plan in whole or in part.

Upon termination or partial termination of the Plan, or upon a complete discontinuance of contributions, the interest of each person in the Plan shall be segregated and set aside by the Trustee and one hundred percent (100%) of the value of the Matching Employer contribution credited to the account of a person having an interest in the Plan shall be vested in such person.

(5)  GENDER

Any masculine terminology used herein shall also include the feminine.

(6)  SUBSEQUENT EVENT

Plan Administrator, S. K. Smith, Jr., retired effective March 1, 1996. At the time of issuance of these financial statements, a successor had not been named.

                                                                SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1995


                                                                 Current
Identity of Issuer and Title of Issue               Cost           Value

GUARANTEED INVESTMENT CONTRACTS
  (Fund A) -

  Allstate Life Insurance Company
    (5.72%, matures 09/30/97)                $ 9,009,083     $ 9,009,083
  Allstate Life Insurance Company
    (6.71%, matures 07/28/2000)                4,113,316       4,113,316
  Allstate Life Insurance Company
    (7.22%, matures 06/14/99)                  5,569,745       5,569,745
  Allstate Life Insurance Company
    (7.33%, matures 06/21/99)                  5,572,109       5,572,109
  Allstate Life Insurance Company
    (7.65%, matures 03/27/2000)                5,290,890       5,290,890
  New York Life Insurance Company
    (7.45%, matures 03/31/2000)                5,278,408       5,278,408
  New York Life Insurance Company
    (7.73%, matures 05/11/99)                 16,950,813      16,950,813
  Principal Mutual Life Insurance
    Company (5.65%, matures 10/01/97)         11,985,984      11,985,984
  Principal Mutual Life Insurance
    Company (6.55%, matures 06/01/2000)        4,150,450       4,150,450
  The Prudential Asset Management Company
    (6.50%, matures 11/30/2001)               12,108,145      12,108,145
  The Prudential Asset Management Company
    (8.05%, matures 10/02/2000)               11,010,922      11,010,922
                                             -----------     -----------
  Total Guaranteed Investment Contracts      $91,039,865     $91,039,865
                                             -----------     -----------
FIXED INCOME - MUTUAL FUNDS - BONDS
  PIMCO Low Duration Fund (Fund A) -         $ 3,845,985     $ 3,845,985
                                             -----------     -----------
COMMON STOCK OF CORPORATIONS OTHER THAN
  CMS ENERGY CORPORATION (Fund B) -

ABBOTT LABORATORIES CORP                     $   674,576    $    919,912
AETNA LIFE & CASUALTY CO                       1,540,012       1,537,350
AIR PRODUCTS & CHEMICALS INC                     543,300         527,500
ALBERTSONS INC                                   739,813         867,900
ALLIED SIGNAL INC                                138,612         251,750
ALLSTATE CORPORATION                           1,174,256       1,791,240
ALLWASTE INC                                      95,352         102,125
AMERICAN EXPRESS CO                            1,594,271       2,197,012
AMERITECH CORPORATION                            182,820         259,050
AMOCO CORP                                       701,818         829,400
ANADARKO PETROLEUM CORP                          437,416         654,912
APPLIED MATERIALS CO                             167,710         299,250
AT&T CORPORATION                               2,521,867       3,153,325

                                                                SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1995
                                (Continued)


                                                                 Current
Identity of Issuer and Title of Issue               Cost           Value

BAKER HUGHES INC                            $    114,574    $    143,812
BALL CORPORATION                                 141,191         147,075
BANKAMERICA CORPORATION                          489,699         582,750
BARNETT BANKS INC                                260,664         389,400
BAXTER INTL INC                                  655,078         908,687
BOEING COMPANY                                   816,108         971,850
BRISTOL MYERS SQUIBB CO                        2,484,760       3,082,912
BRITISH PETROLEUM PLC                            363,030         377,862
BRITISH STEEL PLC                                222,466         233,187
BROWNING FERRIS INDUSTRIES INC                   351,918         290,812
CHEMICAL BANKING CORP                            566,271         828,375
CHEVRON CORP                                     996,978       1,204,625
CHRYSLER CORPORATION                           1,131,314       1,201,725
CIGNA CORP                                       263,379         413,000
COLGATE PALMOLIVE COMPANY                        654,789         618,200
COLUMBIA/HCA HEALTHCARE CORP                     199,204         253,750
CONRAIL INC                                      142,731         203,000
CPC INTERNATIONAL INC                            351,892         384,300
CSX CORPORATION                                   97,500         100,375
DANA CORPORATION                                 455,598         476,775
DEAN WITTER DISCOVER & COMPANY                   839,654         902,400
DELTA AIR LINES INC                              333,525         404,937
DIAL CORPORATION                                 175,440         254,775
DIGITAL EQUIPMENT CORPORATION                    414,574         468,112
DOVER CORPORATION                                717,481         649,000
EASTMAN KODAK COMPANY                          1,652,581       2,090,400
EATON CORPORATION                                595,042         589,875
ENTERGY CORPORATION                              580,316         623,025
EQUIFAX INC                                      122,845         337,725
EXXON CORPORATION                              1,375,474       1,666,350
FEDERAL NATL MORTGAGE ASSN                       186,065         247,750
FEDERATED DEPARTMENT STORES INC                  850,150         814,775
FIRST BANK SYSTEM INC                          1,599,854       1,533,412
FIRST UNION CORPORATION                          548,937         756,500
FLEET FINANCIAL GROUP INC                        195,207         281,175
GAP INC                                          484,577         441,000
GENERAL ELECTRIC COMPANY                       1,642,749       2,930,400
GENERAL MILLS INC                                554,717         571,725
GENERAL MOTORS CORPORATION                       344,951         380,700
GENERAL RE CORPORATION                           127,550         155,000
GOODYEAR TIRE & RUBBER CO                        830,429         952,875
GTE CORP                                       2,416,820       2,895,750
HALLIBURTON COMPANY                              767,604         951,750
HEALTH MANAGEMENT ASSOC                           73,312         186,140
HERCULES INC                                   1,499,660       2,097,150
HOME DEPOT INC                                 1,144,319       1,289,250

                                                                SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1995
                                (Continued)


                                                                 Current
Identity of Issuer and Title of Issue               Cost           Value

IMPERIAL OIL LTD                            $    408,388    $    455,175
INTEGRATED DEVICE TECHNOLOGY INC                 165,318         114,587
INTEL CORPORATION                                418,041         839,900
JOHNSON & JOHNSON                              1,200,306       2,205,900
KIMBERLY CLARK CORPORATION                     1,108,913       1,390,200
KOMAG INC                                        322,275         249,075
LAM RESEARCH CORPORATION                         175,833         256,200
LINCOLN NATIONAL CORPORATION                     525,523         736,375
LINEAR TECHNOLOGY CORP                           314,436         306,150
LOCKHEED CORP                                  1,066,112       1,749,297
MARSH & MCLENNAN COMPANIES                     1,666,369       1,783,875
MEAD CORPORATION                                 548,671         700,150
MEDTRONIC INC                                    250,775         625,800
MENTOR GRAPHICS CORP                             265,356         257,325
MERCK & COMPANY INC                              893,535       1,509,375
MICROSOFT CORP                                 1,148,643       1,123,200
MILLIPORE CORPORATION                            334,912         534,625
MOBIL CORPORATION                              1,219,236       1,799,175
MONSANTO COMPANY                               1,270,253       1,421,000
MORTON INTERNATIONAL INC                         495,548         660,100
MOTOROLA INC                                     595,063         530,100
NATIONSBANK CORPORATION                        1,137,017       1,622,262
NYNEX CORPORATION                                959,097       1,263,600
OGDEN CORPORATION                                119,972         102,343
PACIFIC GAS & ELECTRIC CO                      1,120,505       1,123,650
PANHANDLE EASTERN CORP                           507,177         763,775
PARKER-HANNIFEN CORP                             411,048         467,512
PEPSICO INC                                    2,007,102       2,698,762
PHELPS DODGE CORPORATION                         482,751         535,350
PHILIP MORRIS COMPANIES INC                    1,384,445       2,093,800
PHILLIPS PETROLEUM COMPANY                     1,811,514       1,829,100
PRICE/COSTCO INCORPORATED                        803,974         704,550
RAYONIER INCORPORATED                             62,732          86,775
RAYTHEON COMPANY                                 557,602         737,100
SAFEWAY STORES INC                               332,704         360,500
SARA LEE CORP                                    478,329         534,400
SBC COMMUNICATIONS INC                           422,669         664,100
SCHERING PLOUGH CORPORATION                      277,636         448,950
SPRINT CORPORATION                               181,668         217,937
STAPLES, INC                                     352,340         427,781
TENNECO INC                                    1,056,345       1,230,700
TERADYNE INC                                     190,214         175,875
TEXAS INSTRUMENTS INCORPORATED                 1,154,566       1,153,600
TEXTRON INCORPORATED                              70,425         128,250
TOYS R US                                      1,041,809         793,875
UAL CORPORATION                                   94,148         160,650

                                                                SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1995
                                (Continued)


                                                                 Current
Identity of Issuer and Title of Issue               Cost           Value

UNICOM CORPORATION                          $    816,201    $    956,300
UNILEVER N V NETHERLANDS NY                    1,216,095       1,379,350
UNITED TECHNOLOGIES CORP                         245,754         256,162
UST INC                                          685,446         861,075
VENCOR INC                                       162,801         191,750
WAL MART STORES INC                              949,704         881,100
WARNER LAMBERT COMPANY                           320,316         349,650
WHITMAN CORP                                     269,245         409,200
XEROX CORPORATION                              2,786,663       3,397,611
                                            ------------    ------------
  Total Common Stock of Corporations
    (Fund B)                                $ 80,208,320    $ 98,930,128
                                            ------------    ------------
*COMMON STOCK OF CMS ENERGY CORPORATION
    (Fund C)                                $100,690,825    $151,155,132
                                            ------------    ------------
LOANS TO MEMBERS (Fund D)                   $ 19,890,760    $ 19,890,760
                                            ------------    ------------
NICHOLAS-APPLEGATE CORE GROWTH
  INSTITUTIONAL PORTFOLIO (Fund E)          $  8,353,163    $  9,209,756
                                            ------------    ------------
SMITH BARNEY INTERNATIONAL EQUITY
  COLLECTIVE TRUST (Fund F)                 $  4,426,633    $  4,829,629
                                            ------------    ------------
*CLASS G COMMON STOCK OF CMS ENERGY
  CORPORATION (Fund G)                      $  1,446,458    $  1,496,788
                                            ------------    ------------
*TEMPORARY INVESTMENTS
  NBD MASTER TRUST MONEY MARKET FUND        $  3,586,541    $  3,586,541
    (Funds A, B, C, E, F and G)             ------------    ------------

Total Investments                           $313,488,550    $383,984,584
                                            ============    ============




*Represents Party-in-Interest

                                                                                                            SCHEDULE II



                            EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS POWER COMPANY

                                    ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                                               Current Value
   Identity of Party                                                                            of Asset on
          and             Number of                   Purchase       Selling        Cost of     Transaction    Net Gain
  Description of Asset  Transactions    Shares          Price         Price          Asset          Date        (Loss)

*NBD Bank, N.A.
- ------------------
Master Trust Money
  Market Fund
  - Purchases                423      106,888,395   $106,888,395       N/A       $106,888,395   $106,888,395       N/A
  - Sales                    255      115,473,123        N/A      $115,473,123    115,473,123    115,473,123   $     -

*CMS Energy Corporation
- -----------------------
  Common Stock
  - Purchases                 10          714,357     18,011,714       N/A         18,011,714     18,011,714       N/A
  - Sales                      9           18,557        N/A           446,071        427,495        446,071    18,576



Reportable transactions include:

(1)  Transactions in excess of 5% of Plan assets at the beginning of the year.
(2)  Series of transactions in excess of 5% of Plan assets at the beginning of the year.
(3)  Other transactions with a person with whom transactions in excess of 5% of Plan assets were made at the beginning of the year.




*Represents Party-in-Interest




                            ARTHUR ANDERSEN LLP
                                                                 EXHIBIT A

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 24, 1996 included in the Employees' Savings & Incentive Plan of Consumers Power Company's Annual Report on Form 11-K for the year ended December 31, 1995, into CMS Energy Corporation's previously filed Registration Statement File No. 33-29681.







                                                 ARTHUR ANDERSEN LLP





Detroit, Michigan,
May 28, 1996

                                 SIGNATURE





          Pursuant to the requirements of the Securities and Exchange Act of 1934, CMS Energy Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



       EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS POWER COMPANY







        By                        Thomas A McNish
            ------------------------------------------------------------
                                  Thomas A McNish
                            Vice-President and Secretary







Dated:  May 28, 1996